Exhibit 99.1

800 3rd Ave, 11th Floor, New York, NY 10122

Tel: +1 (646) 801-2803 | Fax: +1 (212) 601-2791

www.dgipl.com

TAOP Appoints Dongfeng Wang As Chief Strategy Officer

SHENZHEN, Mar. 3, 2021 — Taoping Inc. (NASDAQ: TAOP, the “Company”), a provider of internet-based smart display screens, and a new-media ecosystem that enables targeted advertising and online retail, today announced the appointment of Dongfeng Wang to Chief Strategy Officer. Mr. Wang will be responsible for blockchain and digital assets business development and will be a driving force for the Company to uncover marketplace opportunities.

“We are pleased to bolster our management team by adding Mr. Wang’s experience and expertise in blockchain and investment. As we seek to tap into the blockchain and digital asset market, Mr. Wang is exactly the transformational leader we need to seize the opportunities,” said Mr. Jianghuai Lin, Chairman and CEO of TAOP.

Mr. Dongfeng Wang, age 45, has 22 years of work experience in the Internet industry. He has gone through the era of PC Internet and mobile Internet, and deeply participated in the growing blockchain Internet. His rich entrepreneurship experience put him in the forefront of development trends in digital revolution, and enabled him to accumulate great management expertise in enterprise positioning and corporate innovation.

In 2004, Mr. Wang founded Zcom Digital Magazine, one of the earliest e-magazine platforms in China. In 2009, Mr. Wang co-founded Forgame Group, a company engaged in the business of game and fintech in China, and successfully listed the company on the Main Board of The Stock Exchange of Hong Kong Limited in 2013. In 2017, Mr. Wang started investments in blockchain technology and digital assets mining operations as a venture partner of Longling Capital Co. Ltd, a Chinese venture capital firm specializing in seed stage, early stage and angel investments. Mr. Wang graduated from Beijing Construction University with a bachelor’s degree in International Trade.

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800 3rd Ave, 11th Floor, New York, NY 10122

Tel: +1 (646) 801-2803 | Fax: +1 (212) 601-2791

www.dgipl.com

About Taoping Inc.

Taoping Inc. (TAOP), is a leading provider of smart display terminals and solutions for targeted advertising and online retails. The Company provides the integrated end-to-end digital advertising solutions enabling customers to distribute and manage ads on cloud-based ad display screens. Connecting owners of Taoping screens, advertisers and consumers, it builds up a resource sharing “Smart IoT Screen Network- Taoping App - Taoping Go (e-Store)” media ecosystem to ultimately achieve the mission “our technology makes advertising and branding affordable and effective for everyone.” To learn more, please visit http://www.taop.com/.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Taoping Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as “believes”, “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Taoping Inc.

Chang Qiu

Email: chang_qiu@taoping.cn

http://www.taop.com/

or

Dragon Gate Investment Partners LLC

Tel: +1(646)-801-2803

Email: taop@dgipl.com

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